Exhibit 99.2

English Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered into by and between BAK International Limited, BAK International (Tianjin) Limited, Xiangqian Li (the “Guarantor”) and Shenzhen Eastern Branch, Agricultural Bank of China (the “Creditor”) on December 16, 2013

Main contents:

> Guaranty Contract number: 81100520130001198;
> The Guarantor undertakes to assume joint and several liabilities for Shenzhen BAK Battery Co., Ltd (the “Obligor”)’s indebtedness towards Agricultural Bank of China under the Comprehensive Credit Facility Agreement of Maximum Amount from December 16, 2013 to December 15, 2014, and the maximum amount secured is RMB 374,400,000 million.
> Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original maturity date due to default of the obligor or the guarantor).
> Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.
> Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiration of the term of the Credit Facility Agreement and relevant agreements entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

>	Payment on demand
>	Declaration and guaranty
>	Remedies for breach of contract
>	Right reserved
>	Modification, amendment and terminat.ion of the Contract
>	Disputation settlement
>	Attachment
>	Other agreements
>	Validity